SERATOSA INC.

SINO FAVOUR CENTRE, SUITE 1203

1 ON YIP STREET CHAIWAN K3 HKSAR

Via Federal Electronic Submission

February 17, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jennifer Thompson

RE:

Seratosa Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 27, 2014

File No. 000-53506

Dear Ms. Thompson:

We hereby transmit for review, Amendment No. 2 to our Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 000-53506) .

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated February 9, 2015, in connection with our above referenced 10-K filing.

1.  In response to comment 1, we have amended our December 31, 2013 Form 10-K to include the correct report of our independent auditor for the financial statements for the year ended December 31, 2012.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in the filing.  Furthermore, we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Also, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us at (408) 548-7520 or email, b@bay2peak.com, should you have any questions about the contents of this letter.

Sincerely,

/s/Brent Suen

Brant Suen

President & Chief Executive Officer

Seratosa Inc.